

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via Facsimile</u>

Mr. Juanming Fang
Chief Executive Officer
Emo Capital Corp.
115 He Xiang Road
Bai He Village, Qing Pu
Shanghai, China 200000

      Re: **Emo Capital Corp.**
              Form 10-K/A for the Fiscal Year Ended July 31, 2011
              Filed April 12, 2012
              Form 10-Q for the Fiscal Quarter Ended January 31, 2012
              Filed March 20, 2012
              Form 10-Q for the Fiscal Quarter Ended April 30, 2012
              Filed June 14, 2012
              Form 10-Q/A for the Fiscal Quarter Ended April 30, 2012
              Filed June 25, 2012
              File No. 000-54291

Dear Mr. Fang:

      We have reviewed your letter dated April 11, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 23, 2012.

Form 10-K/A for the Fiscal Year Ended July 31, 2011

Item 9A: Controls and Procedures

General

1.   We note your response to prior comment 1, which asked you to explain how you concluded that your disclosure controls and procedures were effective as of July 31, 2011. Your response does not address how your principal executive and principal financial officers concluded that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). You have amended your annual report on Form 10-K for the fiscal year ended July 31, 2010 and several quarterly reports on Form 10-Q numerous times to address material disclosure issues raised in the comment process, and you omitted management's conclusions regarding the effectiveness of your internal control over financial reporting from your annual report on Form 10-K for the fiscal year ended July 31, 2011. Please provide us with an analysis supporting your conclusions that your disclosure controls and procedures were effective as of July 31, 2011, October 31, 2011, and January 31, 2012. See Item 307 of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended January 31, 2012

Item 4. Controls and Procedures

2.   You have included a discussion of your disclosure controls and procedures and state that they are designed to operate at the reasonable assurance level. You have not, however, included the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Please file an amended Form 10-Q for the fiscal quarter ended January 31, 2012 that includes the conclusions of your principal executive and principal financial officer regarding whether your disclosure controls and procedures were effective as of the end of the period covered by the report. If you choose to retain the "reasonable assurance" language, you should state clearly, if true, that your principal executive and principal financial officers (or persons performing similar functions) concluded that your disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. For guidance, refer to Section II.F.4 of SEC Release No. 33-8238.

Form 10-Q and Form 10-Q/A for the Fiscal Quarter Ended April 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

3.   At the end of the "Overview," you state that you currently have not advanced beyond the business plan stage. In future filings, disclose the current state of development of your business at the beginning of your MD&A "Overview." In addition, throughout MD&A, more clearly identify whether you are discussing your plans for the future or actual results of operations. To the extent that you are describing your plans for the future, discuss the estimated costs for implementing the plans and how you plan to pay these costs. See Item 303(b) of Regulation S-K.

Liquidity and Capital Resources

4.   You state that in the event that additional funds are required to maintain operations, your officers and directors have agreed to advance you sufficient capital to allow you to continue operations. Please tell us whether your officers and directors have entered into any agreements to advance you capital. If your officers and directors have entered into agreements with you, please file an amended quarterly report on Form 10-Q that describes the material terms of the agreements and includes any such agreement as an exhibit. See Items 404(d) and 601(b)(10) of Regulation S-K. If your officers and directors have not entered into agreements with you, please disclose this in future filings, as well as the associated risks.

Item 1A Risk Factors

5.   To the extent that you include risk factors in future filings on Form 10-Q, please ensure that they are current. For example, you state that all of your assets are located outside of the United States, yet you relocated your corporate headquarters to New York in December 2011. You also state that you only have one director, but Mr. Kleinman was appointed to your board of directors in December 2011.

        You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Evan Jacobson, Attorney-Advisor, at (202) 551-3428 if you have questions regarding these comments. If you require further assistance thereafter, you may contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief